UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

Exar Corporation

(Name of Subject Company (Issuer))

Eagle Acquisition Corporation

(Name of Filing Persons (Offeror)) a wholly-owned subsidiary of

MaxLinear, Inc.

(Name of Filing Persons (Parent of Offeror))

(Names of Filing Persons (Others))

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

300645108

(CUSIP Number of Class of Securities)

Kishore Seendripu, Ph. D

President and Chief Executive Officer

MaxLinear, Inc.

5966 La Place Court, Suite 100

Carlsbad, California 92008

(760) 692-0711

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

With a copy to:

Robert F. Kornegay

Wilson Sonsini Goodrich & Rosati, P.C.

12235 El Camino Real, Suite 200

San Diego, CA 92130

(858) 350-2300

Denny Kwon

Wilson Sonsini Goodrich & Rosati, P.C.

One Market Plaza

Spear Tower, Suite 3300

San Francisco, CA 94105

(415) 947-2000

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee**
$681,441,931.40	$78,979.12

*	Estimated solely for purposes of calculating the filing fee. This calculation is based on the offer to purchase all of the issued and outstanding shares of common stock, par value $0.0001 per share (the “Shares”), of Exar Corporation, at a purchase price of $13.00 per Share, without interest thereon, net to the seller in cash and subject to reduction for any applicable U.S. federal withholding, back-up withholding or other applicable tax withholdings. The underlying value of the transaction was calculated based on the sum of: 51,476,565 issued and outstanding Shares, multiplied by $13.00 per share; (ii) 2,053,146 Shares underlying vested stock options (including stock options that are expected to become vested in connection with the transaction) with an exercise price that is less than $13.00 per Share, multiplied by $4.90 per Share (which is the difference between $13.00 and $8.10, the weighted average exercise price of such options that have an exercise price that is less than $13.00 per Share); and (iii) 168,167 Shares subject to restricted stock units that are expected to become vested in connection with the transaction, multiplied by $13.00 per Share, which is the offer price per Share.

**	The filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for fiscal year 2017, issued August 31, 2016, is calculated by multiplying the transaction valuation by 0.00011590.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $78,979.12	☐	Not applicable	Filing parties: MaxLinear, Inc. and Eagle Acquisition Corporation	☐	Not applicable
Form or Registration No.: Schedule TO-T	☐	Not applicable	Date filed: April 13, 2017	☐	Not applicable

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

If applicable, check the following box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO (the “Initial Schedule TO”), filed with the United States Securities and Exchange Commission on April 13, 2017, related to the tender offer by Eagle Acquisition Corporation, a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of MaxLinear, Inc., a Delaware corporation (“Parent” or “MaxLinear”), for all of the outstanding shares of common stock, par value $0.0001 per share (the “Shares”) of Exar Corporation, a Delaware corporation (the “Company” or “Exar”), at a price of $13.00 per Share, without interest thereon, net to the seller in cash, and subject to reduction for any applicable U.S. federal withholding, back-up withholding or other applicable tax withholdings, upon the terms and conditions set forth in the offer to purchase dated April 13, 2017 (the “Offer to Purchase”), filed as Exhibit (a)(1)(A) to the Initial Schedule TO, and in the related letter of transmittal (the “Letter of Transmittal”), filed as Exhibit (a)(1)(B) to the Initial Schedule TO, which, together with any other related materials, as each may be amended or supplemented from time to time, collectively constitute the “Offer.”

Except as otherwise set forth below, the information set forth in the Initial Schedule TO and exhibits thereto remain unchanged and are incorporated herein by reference. Capitalized terms used but not otherwise defined herein have the meaning ascribed to such terms in the Initial Schedule TO and the related exhibits incorporated therein by reference.

ITEM 11. ADDITIONAL INFORMATION.

Section 16—“Certain Legal Matters; Regulatory Approvals” of the Offer to Purchase is hereby amended and supplemented by adding the following paragraph immediately after the last paragraph of the subsection titled “Antitrust Compliance”:

On April 19, 2017, MaxLinear received notice from the FTC granting early termination of the waiting period under the HSR Act in connection with MaxLinear’s proposed acquisition of Exar. Termination of the waiting period satisfies one of the conditions required to consummate the Offer. The Offer remains subject to other customary conditions set forth in Section 15—“Certain Conditions to the Offer” of this Offer to Purchase.

Section 16—“Certain Legal Matters; Regulatory Approvals” of the Offer to Purchase is hereby amended and supplemented by adding the following subsection at the end of the section:

Legal Proceedings. On April 18, 2017, The Vladimir Gusinsky Revocable Trust, which alleges that it owns 110 Shares of Exar, filed a complaint in the United States District Court for the Northern District of California against Exar, its board of directors, MaxLinear and Purchaser, captioned The Vladimir Gusinsky Rev. Trust v. Exar Corp. et al., No. C-17-2150-SI (N.D. Cal.). The complaint alleges that the Merger Agreement provides inadequate consideration to Exar’s stockholders, contains deal protection provisions that will unduly deter competing offers for Exar and will provide substantial monetary benefits to certain of Exar’s directors and officers. The complaint also alleges that the Schedule 14D-9 omits material information about the financial projections and analyses on which Cowen based its fairness opinion, about potential conflicts of interest of Exar’s officers and directors, and about the process that led to the Merger Agreement. Based on these allegations, the complaint asserts putative class claims under section 14(e) of the Securities Exchange Act of 1934 against all defendants (Count I), under section 14(d) of the Exchange Act and SEC Rule 14d-9 against all defendants (Count II), and under section 20(a) of the Act against the individual defendants and MaxLinear (Count III). The complaint seeks certification of a class; an injunction barring the merger or, if defendants enter into the merger, an order rescinding it or awarding rescissory damages; declaratory relief; and plaintiff’s costs, including attorneys’ fees and experts’ fees. Exar and its directors have waived service of summons and entered appearances in the action. Additional similar lawsuits may be filed in the future.

Exar and MaxLinear intend to vigorously defend against this and any subsequently filed similar actions.

SIGNATURES

After due inquiry and to the best of their knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

MAXLINEAR, INC.

By:	/s/ Adam Spice
Name:	Adam Spice
Title:	Chief Financial Officer

EAGLE ACQUISITION CORPORATION

By:	/s/ Adam Spice
Name:	Adam Spice
Title:	Secretary and Treasurer

Dated: April 24, 2017

INDEX TO EXHIBITS

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated April 13, 2017*

(a)(1)(B)	Letter of Transmittal*

(a)(1)(C)	Letter from the Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

(a)(1)(D)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

(a)(1)(E)	Notice of Guaranteed Delivery*

(a)(1)(F)	Summary Advertisement as published in the New York Times on April 13, 2017*

(a)(2)(B)	Form of Support Agreement, dated May 27, 2015, by and among MaxLinear, Inc., Eagle Acquisition Corporation and certain stockholders thereto (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K with the Securities and Exchange Commission on March 29, 2017)*

(a)(2)(C)	Form of Support Agreement, dated March 28, 2017 by and among MaxLinear, Inc., Eagle Acquisition Corporation, and Simcoe Capital Management, LLC and certain other stockholders thereto (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K with the Securities and Exchange Commission on March 29, 2017)*

(a)(5)(A)	Joint Press Release of MaxLinear, Inc. and Exar Corporation, dated March 29, 2017 (incorporated by reference to Exhibit 99.3 to the Current Report on Form 8-K filed by MaxLinear, Inc. with the Securities and Exchange Commission on March 29, 2017)*

(a)(5)(B)	Investor Presentation, dated March 29, 2017 (incorporated by reference to Exhibit 99.1 of the Schedule TO-C filed with the Securities and Exchange Commission on March 29, 2017)*

(a)(5)(C)	Transcript of Investor Conference Call, dated March 29, 2017 (incorporated by reference to Exhibit 99.1 of the Schedule TO-C filed with the Securities and Exchange Commission on March 30, 2017)*

(b)(1)	Debt Commitment Letter by and among MaxLinear, Inc., JPMorgan Chase Bank, N.A., Deutsche Bank AG New York Branch, and Deutsche Bank Securities Inc., dated as of March 28, 2017 (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K/A filed by MaxLinear, Inc. with the Securities and Exchange Commission on March 31, 2017)*

(d)(1)	Agreement and Plan of Merger, dated as of March 28, 2017, by and among MaxLinear, Inc., Eagle Acquisition Corporation and Exar Corporation (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by MaxLinear, Inc. with the Securities and Exchange Commission on March 29, 2017)*

(d)(2)	Confidentiality Agreement, dated November 21, 2016, between Exar Corporation and MaxLinear, Inc.*

(d)(3)	Exclusivity Agreement, dated February 19, 2017, between Exar Corporation and MaxLinear, Inc.*

(g)	None

(h)	None

*Previously filed

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